Bay View
Capital Corporation

VIA FAX AND FEDEX

October 27, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Donald Walker
Senior Assistant Chief Accountant

RE: Bay View Capital Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed April 18, 2005
File No. 1-14879

Dear Mr. Walker:

On behalf of Bay View Capital Corporation (the "Company"), we are responding to your comments in your letter dated September 27, 2005.

For convenience in responding to your letter, we have included the text of each of your comments in italics followed by the Company's response to that comment.

Form 10-K for the Fiscal Year Ended December 31, 2004
Financial Statements
Notes to Consolidated Financial Statements, General

We note that in several of your accounting policy disclosures you refer to amortization methods that "approximate the effective interest method." Please quantify the difference between the effective interest method and the method used with respect to the following for each period presented:

- *Amortization of premiums or discounts on available for sale securities (page 51);*
- *Amortization of premiums on held-for-investment auto contracts (page 52); and*
- *Amortization of deferred fees and costs on held-for-investment auto contracts (page 52)*

Summary

In the following table, we have summarized the estimated difference between the Company's recorded amortization and amortization determined under the effective interest method for all periods presented in its Form 10-K Annual Report, Item 8. Financial Statements and Supplementary Data, for the year ended December 31, 2004. For the nine months ended September 30, 2002 and the year ended December 31, 2004, the understatement of net income has been estimated as $73 thousand and $16 thousand, respectively. The Company considers these amounts to be immaterial to its respective consolidated financial statements.

Amortization Method (In millions)	9 Months Ended Sept. 30, 2002 (Going Concern Basis)	12 Months Ended Sept. 30, 2003 (Liquidation Basis)	3 Months Ended Dec. 31, 2003 (Going Concern Basis)	Year Ended Dec. 31, 2004 (Going Concern Basis)
MBS and Other Investments[1]				
Interest method	$1.552	$ -	$ -	$ -
Actual	1.665	-	-	-
Understatement of reported pre-tax income	$0.113	-	-	-
Auto Contracts				
Interest method	$3.626	-	-	$0.555
Actual	3.889	-	-	0.582
Understatement of reported pre-tax income	$0.263	-	-	$0.027
Estimated understatement of pre-tax income	0.263	-	-	0.027
Income taxes (2002: 72.1%; 2004: 39.2%)	0.190	-	-	0.011
Estimated understatement of net income	$0.073	$ -	$ -	$0.016
Estimated understatement as a percentage of reported net income	0.1%	- %	- %	0.4%
Estimated understatement of earnings per diluted share	$ 0.01 [2]	$ -	$ -	$ 0.00

Notes
[1] Excludes investments in retained interests in Bay View Acceptance Corporation securitizations of indirect automobile financings.
[2] On June 30, 2004, the Company effected a 1-for-10 reverse stock split of the issued and outstanding shares of its common stock. The estimated understatement of earnings per diluted share is presented on a post-reverse stock split basis.

In the following paragraphs, the Company has provided further information regarding the

background of its partial liquidation, and details of the amortization of premiums and accretion of discounts on its investment securities as well as the amortization of premiums and deferred fees and costs on its auto contracts receivable.

Background

In May 2001, the Company completed a rights offering that generated proceeds of $137.5 million and initiated a strategic plan that included exiting certain businesses and restructuring certain assets and liabilities. Pursuant to a Plan of Dissolution and Stockholder Liquidity (the "Plan"), which was approved by the Company's Board of Directors on August 6, 2002 and the Company's stockholders on October 3, 2002, the Company initiated a plan to dispose of all of its assets, pay all of its liabilities, make appropriate provisions for any contingent liabilities, distribute the net proceeds from its asset sales to its stockholders, and liquidate. The provisions of the Plan included the liquidation and dissolution of the Company's wholly-owned subsidiary, Bay View Bank, N.A. (the "Bank"). As a result of this Plan to liquidate, the Company adopted liquidation basis accounting effective September 30, 2002 and subsequently reported its consolidated financial statements using the liquidation basis of accounting.

In November 2002, the Company sold the retail banking assets of the Bank to U.S. Bancorp and a substantial portion of the Bank's mortgage loans to Washington Mutual. During the spring and summer of 2003, the Company continued the liquidation of its remaining assets and payment of its remaining liabilities.

The Company then determined that it would not be in the best interests of its stockholders to dissolve until the Company could implement a strategy to receive value for its substantial net operating loss carryforwards. The Company also determined that it would not be in the best interests of its stockholders as it was becoming increasingly clear that the Delaware courts were following a practice of requiring reserves for contingent liabilities approaching the face value of the contingent liabilities.

For these reasons, in October 2003, the Company's Board of Directors approved a process of partial liquidation as an amendment to the Plan under which the Company was to make a series of cash distributions to its stockholders, but would continue to operate the Company on an ongoing basis. This process of partial liquidation supplanted Plan provisions for fully liquidating the Company. As a result, the Company re-adopted the going concern basis of accounting, effective September 30, 2003.

Amortization of Premiums and Accretion of Discounts on Investment Securities (pg. 51)

As a result of the restructuring that was initiated in 2001, the Bank's entire investment portfolio was designated as available-for-sale in mid-2001. The Company began

liquidating this portfolio in 2001. As of December 31, 2001, the Company's investment portfolio of $377.9 million was comprised of two elements –

- Investments in retained interests in Bay View Acceptance Corporation ("BVAC") securitizations of indirect automobile financings that were accounted for as sales under FASB Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*

- The Bank's purchased investment portfolio consisting of mortgage-backed securities, asset-backed securities and other fixed income securities

Investments in Retained Interests in BVAC Securitizations

The Company accounts for the excess cash flows attributable to its retained interests in BVAC securitizations of automobile financings (that were accounted for as sales under the provisions of SFAS 140) as interest income using the interest method as prescribed by FASB Emerging Issues Task Force ("EITF") 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.* Accordingly, there are no differences between recorded amortization and interest method amortization.

The Bank's Purchased Investment Portfolio

During the nine month period ended September 30, 2002, the Company accounted for the Bank's purchased investment portfolio of mortgage-backed securities, asset-backed securities and other fixed income securities in accordance with SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities*, and the amortization of premiums on its investment securities, in accordance with SFAS 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.* With the Company's adoption of the liquidation basis of accounting effective September 30, 2002, the Company began reporting these investment securities at net realizable value and ceased the amortization of premiums. During this period, adjustments to net realizable value were recorded through earnings. Upon re-adoption of the going concern basis of accounting effective September 30, 2003, this investment securities portfolio had been reduced to a balance of less than $12.6 million and was fully liquidated in the following quarters.

With the exception of the period September 30, 2002 through September 30, 2003 when the Company was using the liquidation basis of accounting, the Company maintained its investment securities in an internally-developed accounting system and amortized premiums and accreted discounts on individual investment securities into interest income, using a method approximating the interest method over the contractual life of the securities and adjusting for actual prepayments. Complexities associated with the diverse

terms of securities residing in the Company's investment portfolio prevented the use of individual security-level, interest method amortization. Such terms included amortizing vs. non-amortizing vs. balloon features, adjustable and floating-rate terms, sequential pay types of collateralized mortgage-obligations vs. pass-throughs, and callable vs. non-callable securities.

For the nine months ended September 30, 2002, the Company recorded amortization charged to interest income of $1.665 million. No amortization expense was recorded during the period September 30, 2002 through September 30, 2003, while the Company was using the liquidation basis of accounting. As noted above, this investment securities portfolio was reduced to $12.6 million as of September 30, 2003 and amortization expense subsequent to September 30, 2003 was insignificant. The Company has estimated amortization expense, calculated on a portfolio basis under the interest method, for the nine months ended September 30, 2002 at $1.552 million. The Company considers the difference between this amount and the recorded amount ($0.113 million) to be immaterial.

<u>Amortization of Premiums and Deferred Fees and Costs on Auto Contracts (pg. 52)</u>

BVAC is an auto finance company that has been providing indirect financing of automobile purchases for manufacturer-franchised and independent automobile dealers for over 30 years. As an indirect lender, BVAC purchases retail installment contracts ("auto contracts") on new and used vehicles – passenger cars, light duty trucks and sport utility vehicles – from dealerships in 30 states. For the fiscal years ended December 31, 2002, 2003 and 2004, BVAC acquired auto contracts aggregating $315 million, $280 million and $295 million, respectively.

Deferred costs include premiums paid to (and discounts received from) dealers for auto contracts with above (below) market annual percentage rates, and deferred direct origination costs determined in accordance with SFAS 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*. For loans designated as held-for-investment, SFAS 91 requires loan origination fees and direct loan origination costs to be recognized as yield adjustments over the life of the related loans by use of the interest method of amortization. For loans designated as held-for-sale, SFAS 65, *Accounting for Certain Mortgage Banking Activities*, requires such loans to be reported at the lower of cost or market value and further specifies that premiums and loan origination fees and direct loan origination costs should not be amortized while such loans are held for sale.

During the period December 31, 2001 through June 30, 2002, the Company's auto contracts were designated as held-for-investment. As a result of the Company's adoption of the liquidation basis of accounting for the period September 30, 2002 up to September

30, 2003, auto contracts were designated as held-for-sale during such period.

Although the Company re-adopted the going concern basis of accounting, effective September 30, 2003, it continued to designate its auto contracts as held-for-sale. On June 30, 2004, the Company elected to designate a portion of its "warehouse" inventory of auto contracts as held-for-investment in anticipation of a future securitization of such auto contracts in which the transaction would be structured as an on-balance sheet financing transaction under the provisions of SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. This financing transaction was subsequently completed in the first quarter of 2005. As a result, for the period June 30, 2004 through December 31, 2004, a portion of the Company's auto contracts were designated as held-for-investment and the remainder of its auto contracts were designated as held-for-sale.

The Company's loan servicing system, provided by a third-party information technology vendor, is capable of amortizing or accreting premiums and discounts, and deferred loan origination fees and direct loan origination costs under the interest method, as prescribed by SFAS 91. The system is able to calculate correctly amortization / accretion on loans that have been designated as held-for-investment from the date of acquisition. However, the system is unable to calculate correctly amortization / accretion on loans held-for-investment when such loans have been transferred to the held-for-investment portfolio from the held-for-sale portfolio subsequent to acquisition. Similarly, it is unable to cease amortization / accretion on loans that have been transferred from the held-for-investment portfolio to the held-for-sale portfolio.

Because of the vendor's system inadequacies discussed in the preceding paragraph, the Company has been calculating amortization / accretion on its auto contracts held-for-investment on a loan-level basis using the sum-of-the-years'-digits ("SYD") method in a loan portfolio database that is maintained in parallel with the outsourced loan servicing system. The Company is then performing a secondary calculation of amortization / accretion using the interest method. This secondary calculation is performed on pool-level basis, the pool representing the held-for-investment portfolio. The difference in amortization / accretion expense determined using the SYD method and the expense determined using this secondary calculation is then determined for purposes of considering the materiality of such difference. For the year ended December 31, 2004, the Company estimated that its recorded amortization expense of $582 thousand, calculated under the SYD method, resulted in a $27 thousand overstatement of pre-tax expense calculated under the interest method. For the year ended December 31, 2002, the Company estimated that its recorded amortization expense net of accretion of $3.889 million, calculated under the SYD method, resulted in a $263 thousand overstatement of pre-tax expense calculated under the interest method. The Company concluded that these amounts were immaterial to its consolidated financial statements for the respective years.

As previously discussed, throughout the year ended December 31, 2003, the Company's auto contracts were designated as held-for-sale and, accordingly, no premiums or SFAS 91 deferred loan origination costs were amortized.

In connection with this response letter, the Company acknowledges as follows:

- the Company is responsible for the accuracy and adequacy of the disclosure contained in its filings with the Securities and Exchange Commission;

- Staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments or questions, please feel free to contact me at (650) 312-7393 or by e-mail: jokubo@bayviewcapital.com.

Sincerely,

John Okubo
Executive Vice President, Chief Financial Officer

cc: Mr. Frederick W. Dreher, Duane Morris LLP
Mr. Edward F. Bradley, Grant Thornton LLP